

October 3, 2023

Alex Peng
Chief Financial Officer
TAL Education Group
5/F, Tower B, Heying Center
Xiaoying West Street, Haidian District
Beijing 100085
People's Republic of China

> **Re: TAL Education Group**
> **Form 20-F for the Fiscal Year Ended February 28, 2023**
> **Response dated September 15, 2023**
> **File No. 001-34900**

Dear Alex Peng:

We have reviewed your September 15, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 7, 2023 letter.

Form 20-F for the Fiscal Year Ended February 28, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

1. We note from your response to comment 3 that all of your "consolidated foreign operating entities that use variable interest entities or similar structures are incorporated or otherwise organized in the PRC." It appears from disclosures in your Form 20-F that you have at least one subsidiary in Hong Kong. Please confirm our assumption, if true, that your reference to "consolidated foreign operating entities that use variable interest entities or similar structures [and that] are incoporated or otherwise organized in the PRC" includes any subsidiaries organized or incorporated in Hong Kong. Otherwise, please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by

governmental entities in each foreign jursidiction in which you have consolidated operating entities.

 Please contact Jennifer Thompson at 202-551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yi Gao, Esq.